UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 20, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES SIGNING AGREEMENT FOR DISPOSAL OF DONETSK ELECTROMETALLURGICAL
PLANT

Moscow, Russia — August 20, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces signing an agreement for the disposal of Donetsk Electrometallurgical Plant AO.
Mechel announces signing an agreement with businessman Vadim Varshavsky for the disposal of 100% shares of Daveze Limited, which in its turn owns 100% shares of
Donetsk Electrometallurgical Plant, for a nominal sum of 2,000 euro.
The buyer also assumes the obligation to ensure repayment of DEMZ AO’s debt to
Mechel Group for a sum of up to 81 million US dollars depending on the time of the repayment. Operational management of the plant will be transferred to Vadim
Varshavsky shortly. The deal is due to be closed in late 2013.
“In the current macroeconomic situation we see no further perspective for the plant’s development within Mechel Group, as we do not foresee significant improvement in the market where the plant operates over the next few years. This deal also helps decrease country risks for Mechel due to the specifics of doing business in Ukraine, which are often weighed down with non-market factors.
Moreover, due to high scrap prices, which are partly due to several local producers’ monopoly status, production at the plant has become unprofitable and was halted in November 2012.
“In this year’s first quarter alone DEMZ’s net loss amounted to 16 million US dollars by US GAAP, with 50 million US dollars loss in 2012.
“Disposal of unprofitable assets will enable us to significantly improve our operational cash flows and focus on our priority businesses — mining and high value-added steel products,” Mechel OAO’s Chief Executive Officer Evgeny Mikhel
commented.

***
Mechel OAO
Elena Andreyeva
Tel: + 7 495 221 88 88
elena.andreeva01@mechel.com
***
Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: August 20, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO